SUBSIDIARIES OF CASEY’S GENERAL STORES, INC.

1.	Casey’s Marketing Company, an Iowa corporation

2.	Casey’s Services Company, an Iowa corporation

3.	Casey’s Retail Company, an Iowa corporation

4.	CGS Sales Corp., an Iowa corporation*

5.	Tobacco City, Inc., an Iowa corporation*
*CGS Sales Corp. and Tobacco City, Inc. were both merged into Casey’s Retail Company as of the end of the fiscal year.

All subsidiaries are wholly owned by Casey’s General Stores, Inc. Stores operated by Casey’s Marketing Company and Casey’s Retail Company do business under the names “Casey’s” and/or “Casey’s General Store,” and the two retail locations previously operated by Tobacco City, Inc. do business under the name “Tobacco City”.